                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Bayou City Exploration, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.005
                         (Title of Class of Securities)

                                   07301P 10 5
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada V6B 4N5
                                 (604) 684-2550
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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CUSIP NO.: 07301P 10 5                 13D                     Page 2 of 4 Pages


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(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven Tan
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
     (See Instructions)                                                  (b) [ ]
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS (See Instructions)

     OO (See Item 3)
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                    [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
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               (7)  SOLE VOTING POWER

                    2,000,000(1)
               -----------------------------------------------------------------
  Number of    (8)  SHARED VOTING POWER
   Shares
Beneficially        0
  Owned by     -----------------------------------------------------------------
    Each       (9)  SOLE DISPOSITIVE POWER
  Reporting
 Person With        2,000,000(1)
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

     0
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.98%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Steven Tan has sole voting and dispositive power of 1,000,000 shares which he directly owns and 1,000,000 shares underlying share purchase warrants which are exercisable within 60 days held directly by Steven Tan.

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CUSIP NO.: 07301P 10 5                13D                      Page 3 of 4 Pages


Item 1. SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.005 par value per share (the "Common Stock") of Bayou City Exploration, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 10777 Westheimer Rd., Suite 170, Houston, Texas, 77042.

Item 2. IDENTITY AND BACKGROUND

          (a)-(c)

          Steven Tan's principal occupation is acting as a director of Magnus International Resources Inc. Mr. Tan's residential address is 4 Keng Chin Road, #02-01 Centuryville, Singapore 258707.

          (d)-(f)

          During the last five years, Mr. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Tan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Steven Tan is citizen of Singapore.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Steven Tan acquired 1,000,000 units (each a "Unit") of common stock of the Issuer on December 31, 2004 through a private placement offering at a price of $0.20 per Unit. Each Unit consists of one common share and one share purchase warrant to purchase one additional share of common stock of the Issuer at a price of $0.50 per share until June 30, 2006 (the share purchase warrants were originally set to expire as of December 31, 2005, but the expiry date has been extended to June 30, 2006). Therefore, Mr. Steven Tan directly owns 1,000,000 shares of common stock of the Issuer and 1,000,000 shares underlying share purchase warrants which are exercisable within 60 days. Mr. Steven Tan is the beneficial owner of 1,000,000 shares of the Issuer (including shares underlying warrants), which represented 8.98% of the Issuer's outstanding shares of common stock.

Item 4. PURPOSE OF TRANSACTION

          Mr. Tan is currently holding the shares for investment purposes. Mr. Tan has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 07301P 10 5                13D                      Page 4 of 4 Pages


Item 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Tan currently owns 2,000,000 shares of Common Stock of the Issuer which represents approximately 8.98% of the outstanding Common Stock of the Issuer. This percentage is based on 21,266,094 shares of Common Stock issued and outstanding.

          (b) Mr. Tan has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,000,000 shares of Common Stock, which he directly owns and 1,000,000 shares underlying share purchase warrants which are exercisable within 60 days.

          (c) Except as otherwise described herein, and to the knowledge of Mr. Tan. Mr. Tan has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Tan, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Tan.

          (e) It is inapplicable for the purpose herein to state the date on which Mr. Tan ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Tan and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Tan.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 2006                /s/ Steven Tan
                                        ----------------------------------------
                                        Steven Tan